KIRKLAND LAKE GOLD ANNOUNCES FILING OF TECHNICAL REPORTS

Toronto, Ontario - April 1, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the filing of technical reports (the "Reports") for the Company's Macassa property entitled, "Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report" (the "Macassa Report") and the Fosterville property entitled, "Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia" (the "Fosterville Report"). The Reports are effective December 31, 2018, are dated April 1, 2019 and were prepared in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects ("NI 43-101"). The Reports are available under Kirkland Lake Gold's profile on SEDAR at www.sedar.com and on the Company's website at www.klgold.com. All dollar amounts in this News Release are expressed in US dollars, unless otherwise indicated.

The Macassa Report was prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng. and Ben Harwood, P. Geo, all of whom are "qualified persons" as such term is defined in NI 43-101 and employees of the Company. The Macassa Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company's News Release dated February 21, 2019.

The Macassa Report covers a nine-year period and is based on completion of Phase 1 of the #4 Shaft project during the second quarter of 2022 and completion of Phase 2 at the end of 2023. The report confirms the benefits of the #4 Shaft project, including production increasing to well over 400,000 ounces per year and significant improvement in unit costs, with operating cash costs per ounce sold and all-in sustaining costs per ounce sold improving to below $300 and $400, respectively, at the higher production levels. Full project payback for the #4 Shaft is expected early in 2024, shortly after completion of Phase 2. Other benefits of the project outlined in the report include de-risking the mine, significantly improving underground ventilation and general working conditions, enhanced sustainability of production through more effective exploration drilling and future reductions in cut-off grades.

The Fosterville Report was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, both of whom are "qualified persons" as such term is defined in NI 43-101 and employees of the Company. The Fosterville Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company's News Release dated February 21, 2019.

The Fosterville Report findings support the mine's current production and unit-costs guidance, as well as the attractiveness of project economics.  Included in the report is confirmation that Fosterville's mining license has increased substantially as a result of extensions granted by the Victorian Government in March 2019. As a result of the extensions, Fosterville's mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin's Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected similar to those found in the Swan Zone in the Lower Phoenix system, is an important component of the Fosterville's 2019 exploration program.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding: the anticipated impact of the #4 Shaft with respect to production and operating costs at the Macassa Mine; the anticipated ability of the #4 Shaft to improve general working conditions and future production sustainability as a result thereof; the impact of the mining licence extension at the Fosterville Mine and future growth potential at Harrier South and Robbin's Hill.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations; the potential anticipated annual increase in production; future exploration activities; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2017 and the annual consolidated financial statements and related MD&A for the period ended December 31, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

This Press Release makes reference to certain non-IFRS measures including all-in sustaining costs ("ASIC") and AISC per ounce sold and operating cash cost per ounce sold. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, the Company believes that these measures are useful to assist readers in evaluating the total costs of producing gold from current operations. The Company's definition of AISC conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013. For more information regarding the non-IFRS measures used by the Company, see the information under the headings "Non-IFRS Financial Measures", "AISC and AISC per Ounce Sold", "Operating Cash Costs and Operating Cash Costs per Ounce Sold" and "Total Cash Costs and AISC Reconciliation" in the Company's MD&A for the year ended December 31, 2018. The financial statements and MD&A of the Company are available on SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable  mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@klgold.com

Website : www.klgold.com